UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. )*

Nanobiotix S.A.
(Name of Issuer)

Ordinary shares, nominal value €0.03 per share
(Title of Class of Securities)

63009J107**
(CUSIP Number)

November 2, 2023
(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63009J107

1	NAMES OF REPORTING PERSONS Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Qatar

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		3,830,180
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON		0
WITH:
	8	SHARED DISPOSITIVE POWER
		3,830,180

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,830,180 (see Item 4 below)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	8.6% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	OO

(1)	Based on 44,592,435 Ordinary Shares (as defined below), underlying American Depositary Receipts (“ADRs”), outstanding as of November 2, 2023 as reported in the Issuer’s (as defined below) Prospectus Supplement filed with the Securities and Exchange Commission (“SEC”) on November 6, 2023.

CUSIP No.	63009J107

Item 1(a).	Name of Issuer:

Nanobiotix S.A. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

60 rue de Wattignies 75012 Paris, France

Item 2(a).	Name of Person Filing:

Qatar Investment Authority (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, P.O. Box 23224, Qatar.

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

Ordinary Shares, €0.03 nominal value per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

The CUSIP Number is 63009J107. This CUSIP applies to ADRs, each representing one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No.	63009J107

(a)	Amount beneficially owned:

3,830,180

(b)	Percent of class: 8.6%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

3,830,180

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

3,830,180

CUSIP No.	63009J107

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No.	63009J107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2023

QATAR INVESTMENT AUTHORITY

By:	/s/ Andrew Watkins
	Name:	Andrew Watkins**
	Title:	Associate General Counsel, Head of Compliance

** Evidence of authority to sign on behalf of Qatar Investment Authority is set forth in a Certificate of Incumbency dated February 2, 2022, and included as Exhibit B hereto.

CUSIP No.	63009J107

INDEX TO EXHIBITS

Exhibit No.	Description

A	Item 7 Information
B	Certificate of Incumbency